July 8, 2025

Via EDGAR

Ms. Jee Yeon Ahn

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	First Community Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 000-19297

Dear Ms. Ahn:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of June 10, 2025, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2024. The comment is duplicated below and is followed immediately by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Note 17. Earnings per Share, page 82

1.

We note that you present Diluted earnings per common share of $2.72 for the year ended December 31, 2023, which is higher than your Basic earnings per common share of $2.67. We note a similar relationship has occurred in other historical periods, such as the quarterly period ended March 31, 2024. We also note your disclosure on page 50 that the calculation of diluted earnings per common share excludes potential common shares that are antidilutive. Please clarify how your presentation of diluted earnings per common share complies with ASC 260 and is consistent with your policy described on page 50. Specifically, tell us why diluted earnings per share exceeds your basic earnings per share for certain reporting periods if the calculation excludes items that are antidilutive. Revise your disclosures to clarify accordingly.

Background and determination of misapplication of GAAP

Beginning in 2022, we began to use restricted stock units as part of our equity compensation program for directors, executives, and employees. Our conclusion was to account for the awards as liabilities since the award can be settled in cash at the awardees’ discretion. Based on our initial interpretation of ASC 260, we effectively “reversed” the portion of expense associated with the market value change from original grant value in calculating diluted earnings per share (“DEPS”). In the third quarter of 2024, we determined that we had been erroneously adjusting net income for DEPS as this was causing an outsized increase in the numerator. In evaluating ASC 260-10-45-30 and ASC 260-10-55-33, as the awards are classified as liability per ASC 718, the numerator adjustments were not appropriate. The application of the awards to the denominator for all periods were determined to be in compliance with applicable U.S. GAAP. We evaluated the differences in prior periods and determined to correct the error prospectively.

P.O. Box 989 □ One Community Place □ Bluefield, VA 24605 □ Telephone: 276-326-9000 □ Fax: 276-326-9010 □ www.fcbinc.com

Ms. Ahn

July 8, 2025

The following tables detail the quarterly and annual differences between reported and correct amounts.

	For the quarter ended				Year ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2024	2024	2024	2024	2024

Net Income, as reported	$12,845	$12,686	$13,033	$13,040	$51,604
Net Income, corrected	n/a	n/a	n/a	n/a	n/a

Basic EPS, as reported	$0.70	$0.69	$0.71	$0.71	$2.81
Basic EPS, corrected	n/a	n/a	n/a	n/a	n/a

Diluted EPS, as reported	$0.71	$0.71	$0.71	$0.71	$2.80
Diluted EPS, corrected	0.69	0.69	n/a	n/a	n/a
Difference, $	(0.02)	(0.02)	n/a	n/a	n/a
Difference, %	-2.8%	-2.8%	n/a	n/a	n/a

n/a not applicable

	For the quarter ended				Year ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2023	2023	2023	2023	2023

Net Income, as reported	$11,782	$9,814	$14,640	$11,784	$48,020
Net Income, corrected	n/a	n/a	n/a	n/a	n/a

Basic EPS, as reported	$0.73	$0.53	$0.78	$0.64	$2.67
Basic EPS, corrected	n/a	n/a	n/a	n/a	n/a

Diluted EPS, as reported	$0.72	$0.55	$0.79	$0.66	$2.72
Diluted EPS, corrected	0.72	0.53	0.78	0.63	2.66
Difference, $	-	(0.02)	(0.01)	(0.03)	(0.06)
Difference, %	0.0%	-3.6%	-1.3%	-4.5%	-2.2%

n/a not applicable

There was no impact in 2022 and the impact to the first quarter of 2023 was minimal.

Analysis of the Impact on Financial Statements

Quantitatively, we believe the impact of the error on the financial statements to be immaterial. We analyzed quantitative differences in net income, earnings per share, and diluted earnings per share. This error did not impact net income or basic earnings per share. The impact for the full year 2023 on DEPS was an overstatement of six cents, or 2.2%. We also believe users of the financial statements would not find this material, as it is a very small difference at less than 3%. Additionally, the error did not impact reported net income or any other important financial ratios such as return on assets or return on equity.

Ms. Ahn

July 8, 2025

We also believe the impact to be immaterial using the qualitative factors from SAB 99 regarding an error in the application of GAAP.

Italicized print indicates a statement from SAB 99.

Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, what is the degree of imprecision inherent in the estimate? Yes. The calculations used in determining the number of diluted shares can be relatively precise.

Does the misstatement mask a change in earnings or other trends? No. Our earnings have been consistently strong for many years. Additionally, EPS and DEPS trended down in 2023 compared to 2022 and trended up in 2024 compared to 2023. When adjusted for non-core income and expense items, such as merger expenses and litigation costs, EPS and DEPS trended up in 2023 compared to 2022 and trended down in 2024 compared to 2023. Correction of the error would not have altered those trends or the mix of total information made available to a reasonable investor.

Does the misstatement hide a failure to meet analyst consensus estimates? No. The only analyst estimate for 2023 was for approximately $49.8 million in net income and DEPS of $2.74, which was highly influenced by stock buyback estimates. Our 2023 reported DEPS missed and our corrected DEPS would have missed the analyst expectation. Additionally, the Company does not provide external guidance regarding revenue or DEPS.

Does the misstatement change income to a loss? No. The misstatement is only related to DEPS. Net income and cash flows both remain unchanged.

Does the misstatement concern a segment of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability? No. The misstatement only impacts the calculation of DEPS and does not concern our underlying profitability.

Whether the misstatement affects the registrant’s compliance with regulatory requirements? The misstatement does not have any effect on compliance with regulatory requirements as they are focused more on net income and capital levels.

Does the misstatement affect compliance with loan covenants or other contractual requirements? No. We have no loan covenants or other contractual requirements that consider DEPS.

Does the misstatement have the effect of increasing management’s compensation? No. Incentive compensation is guided by return on equity, return on tangible common equity, return on assets, net income, and efficiency ratio. DEPS is not a factor in calculating incentive compensation.

Does the misstatement conceal an unlawful transaction? No.

Evaluation of Severity and Possibility of Material Misstatement

In assessing the control deficiency, management considered whether the deficiency was limited to the application of U.S. GAAP guidance to our RSU dilution calculations or whether the deficiency was more pervasive in our analysis and calculations of DEPS. Having completed a thorough review of all DEPS-related processes, management has confirmed that all other aspects of the control provide reasonable assurance that a material misstatement would be timely prevented or detected. As a result, the potential magnitude of misstatement that could have resulted from the identified deficiency in question is limited to the specific error identified and quantified above. For the reasons described below, we do not consider the control deficiency relating to the RSU dilution calculation to be a material weakness.

A material weakness is defined under Auditing Standard (AS) 2201 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Ms. Ahn

July 8, 2025

In evaluating the severity of the deficiency, we considered:

•whether there is a reasonable possibility that the Company’s controls will fail to prevent or detect a material misstatement of account balance or disclosure; and

•the magnitude of the potential misstatement resulting from the deficiency.

Our conclusion that the error resulted in immaterial differences to DEPS indicated no change or modification to the Consolidated Statements of Income was necessary for any period of 2023 or 2024. The error and the identified control deficiency are limited to the Company’s DEPS calculation only as it relates to the impact of RSU’s.

Our review of the financial statements in the third quarter noted the calculated “reversal” related to excess RSU expense was going to be greater than $900 thousand. It was this significant increase that caused increased scrutiny and thought related to the accounting surrounding the RSU’s. The increased scrutiny, a control in and of itself, resulted in the error detection and change in accounting practice.

For these reasons, the Company has concluded that there is no reasonable possibility that the quantitative significance of the error could have become greater than the amounts identified.

Based on our assessment of materiality, considering quantitative and qualitative factors, we have concluded that the impact of the error in calculating DEPS is not material to our financial statements or to users of our financial statements for the applicable periods.

We also considered other indicators of material weaknesses as outlined in AS 2201:

Identification of fraud, whether or not material, on the part of senior management

The error and deficiency were not the result of fraud.

Restatement of previously issued financial statements to reflect the correction of a material misstatement

Management determined that restatement of its previously issued financial statements was not required as the error is clearly immaterial for all periods presented.

Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting

As detailed above, the error was clearly immaterial and our controls evaluated it prior to becoming material.

Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee

Management has evaluated the Company’s existing financial reporting oversight controls and has concluded that they are designed and operate effectively to detect material misstatements in our calculation of DEPS. As a result, the Company respectfully submits that its internal control over financial reporting is performing as designed in order to detect and prevent material misstatements. The Company reviews its DEPS calculation on a quarterly basis and shares its findings with senior management. Senior management of the Company reviews the quarterly and annual financial statements within the Form 10-Qs and Form 10-Ks and provides these to the Audit, Compliance, and Enterprise Risk Committee of our Board of Directors for review and approval prior to filing. The Company’s DEPS control was functioning effectively for the calculation of DEPS and identified the issue with the effect of anti-dilutive RSU’s before the immaterial error could have grown to be a material error. Therefore, management has concluded that the immaterial error identified is not indicative of ineffective oversight of the Company’s financial reporting and internal control over financial reporting.

Ms. Ahn

July 8, 2025

Management evaluates, at least annually, whether our internal control over financial reporting is designed and operating effectively to prevent and detect material misstatement. Control deficiencies or exceptions identified through management’s evaluation and testing activities are analyzed, remediated as needed and reported to the Audit, Compliance, and Enterprise Risk Committee of our Board of Directors. Based on the results of these regular evaluations, along with the detailed deficiency analysis described above, management has concluded the Company’s internal control over financial reporting remains effective.

Based on our assessment of materiality, considering quantitative and qualitative factors, we concluded that the impact of the error in calculating DEPS is not material to our financial statements or to users of our financial statements for the full year of 2023 and the first two quarters of 2024.

Thank you for your consideration of our responses to your comments. We are happy to provide any further information or assistance you may require.

Sincerely,

/s/ David D. Brown

David D. Brown

Chief Financial Officer